SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 6)


                  LYONDELL PETROCHEMICAL COMPANY
                  ------------------------------
                       (Name of Issuer)

               Common Stock, par value $1 per share
               ------------------------------------
                 (Title of Class of Securities)

                          552078 10 7
                         -------------
                        (CUSIP Number)


                     John R. Lucas, Jr., Esq.
                    Associate General Counsel
                   Atlantic Richfield Company
                    515 South Flower Street
                     Los Angeles, CA  90071
                         (213) 486-0927
      -------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 24, 1997
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such claim. (See Rule 13d-7).


                         Page 1 of 7 Pages

CUSIP No.   552078 10 7


Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer
                          Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  WC

Response to Question  5:  Not Applicable

Response to Question  6:  Delaware

Response to Question  7:  39,921,400

Response to Question  8:  0

Response to Question  9:  39,921,400

Response to Question 10:  0

Response to Question 11:  39,921,400

Response to Question 12:  Does not include an aggregate
                          of 11 shares owned by certain
                          executive officers of ARCO
                          [see Schedule I attached hereto]

Response to Question 13:  49.90%

Response to Question 14:  CO


                       Page 2 of 7 Pages

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph at the end thereof:

Exchangeable Notes due September 15, 1997:

          On August 8, 1994, ARCO issued $988 million of three year Exchangeable Notes due September
     15, 1997, each Note priced at $24.75 and carrying a 9.0% annual coupon. The Exchangeable
     Notes are exchangeable by ARCO at maturity into shares of Lyondell Common Stock at a price determined in accordance with the terms of the Notes or, at ARCO's option, for cash with an equal value. ARCO's decision to settle for cash or shares must be made on or before August 1, 1997.

          On March 24, 1997, ARCO announced its
     present intention to settle all its 9%
     Exchangeable Notes due September 15, 1997 with
     Lyondell Petrochemical Company stock currently owned by ARCO. ARCO noted that its decision could still be affected by a material change in market conditions. If market conditions remained unchanged, ARCO would expect to realize a gain in excess of $300 million upon the exchange of its shares of Lyondell stock.


                    Page 3 of 7 Pages

                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ATLANTIC RICHFIELD COMPANY


                                      /s/ MARIE L. KNOWLES
                                    By_____________________________
                                       Marie L. Knowles
                                       Executive Vice President
                                       and Chief Financial Officer


Dated:  March 24, 1997


                       Page 4 of 7 Pages

                          Schedule I

            Executive Officers and Directors of ARCO


The name and principal occupation or employment of each of the directors and executive officers of ARCO are set forth below, together with certain other information. As of February 1, 1997, the percentage of shares of any class of equity securities of ARCO or of Lyondell Petrochemical Company beneficially owned by all directors and officers as a group did not exceed 1% of the class so owned. As of February 1, 1997, certain of the executive officers own Common Stock of Lyondell Petrochemical Company, as described in the footnotes to Table I. Unless otherwise noted, each individual has sole voting and investment power.
All directors and officers listed below are citizens of the United States. The address of each of the executive officers of ARCO is 515 South Flower Street, Los Angeles, California 90071.

Table I.  Executive Officers (including Officers who are also Directors)

                                Principal Occupation
     Name                          or Employment
     ----                     ----------------------------
     M. R. Bowlin             Chairman, Chief Executive
                              Officer and President

     A. G. Fernandes          Executive Vice President
                              and Director

     M. L. Knowles            Executive Vice President,
                              Chief Financial Officer
                              and Director

     W. E. Wade, Jr.          Executive Vice President
                              and Director

     H. L. Bilhartz           Senior Vice President

     J. B. Cheatham IV        Senior Vice President

     T. G. Dallas             Senior Vice President
                              and Treasurer

     K. R. Dickerson          Senior Vice President

     J. H. Kelly              Senior Vice President


                     Page 5 of 7 Pages

                                Principal Occupation
     Name                          or Employment
     ----                     -------------------------
     S. R. Mut                Senior Vice President

     W. C. Rusnack(a)         Senior Vice President

     J. K. Thompson(b)        Senior Vice President

     B. G. Whitmore           Senior Vice President,
                              General Counsel and
                              Corporate Secretary

     A. L. Comstock           Vice President and
                              Controller
     ________________

     (a) Mr. Rusnack owns one share of Lyondell Common Stock owned jointly with his spouse.

     (b)  Mr. Thompson owns ten shares of Lyondell Common Stock.


Table II.  Other Directors (who are not Executive Officers of ARCO)

                                                       Principal
                                                       Occupation
Name                 Business Address                 or Employment
----                ---------------------------      ---------------
F. D. Boren         Sustainable Conservation           President
                    45 Belden Place - 3rd Floor
                    San Francisco, CA  94104

L. M. Cook          Atlantic Richfield Company         Retired Chairman
                    515 S. Flower Street               and Chief Execu-
                    Suite 5091                         tive Officer,
                    Los Angeles, CA   90071            ARCO

R. H. Deihl         17101 Via Barranca del Zorro       Former Chairman,
                    P.O. Box 8322                      H.F. Ahmanson &
                    Rancho Santa Fe, CA  92067         Company

J. Gavin            2100 Century Park West             Chairman, Gamma
                    No. 10263                          Services
                    Los Angeles, CA   90067            International

H. H. Gray          University of Chicago              President
                    Department of History              Emeritus and
                    1126 E. 59th Street                Professor of
                    Chicago, IL  60637                 History


                       Page 6 of 7 Pages

                                                       Principal
                                                       Occupation
Name                 Business Address                 or Employment
----                -------------------------        -----------------
P. M. Hawley        400 S. Hope Street                Former Chairman
                    Suite 1900                        and Chief Execu-
                    Los Angeles, CA  90071            tive Officer,
                                                      Carter Hawley
                                                      Hale Stores, Inc.

K. Kresa            Northrop Grumman Corporation      Chairman,
                    1840 Century Park East            President and
                    Los Angeles, CA   90067           Chief Executive
                                                      Officer

D. T. McLaughlin    The Aspen Institute               President and
                    Carmichael Road                   Chief Executive
                    Queenstown, MD   21658            Officer

J. B. Slaughter     Occidental College                President
                    1600 Campus Road
                    Los Angeles, CA  90041

H. Wendt            c/o Quivira Vineyards             Former Chairman
                    4900 West Dry Creek Road          SmithKline,
                    Healdsburg, CA   95448-9721       Beecham



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